SIGNATURE LEISURE, INC.
                      4184 WEST LAKE MARY BLVD., SUITE 137
                            LAKE MARY, FLORIDA 32746



April 27, 2006



VIA TELEFAX AND REGULAR MAIL

Mr. Larry Spirgel,
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3720-SP2
Washington, D.C. 20549

         RE:      SIGNATURE LEISURE, INC.
                  AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM SB-2 FILED FEBRUARY 14, 2006
                  FILE NO. 333-126509

Dear Mr. Spirgel:

      At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated February 23, 2006 regarding our Amendment No. 3 to Registration Statement on Form SB-2 filed on February 14, 2006. We are providing the following letter containing our responses.


GENERAL

COMMENT 1.        Update   the   financial   statements   and  other   financial
                  information in the filing. See Rule 310(g) of Regulation S-B.

RESPONSE:         THE  COMPANY  HAS  UPDATED  THEIR  REGISTRATION  STATEMENT  TO
                  INCLUDE THE MOST RECENT FINANCIAL  INFORMATION AS REQUESTED BY
                  THE COMMISSION.

COMMENT 2.        Your standby  equity  distribution  agreement is dated January
                  20, 2005, however, on the prospectus cover and elsewhere in the prospectus you state that you entered into the agreement on October 26, 2004. In the exhibit list, you indicate that the agreement is dated as of January 20, 2004. Please carefully review your entire prospectus for typographical errors.

Mr. Larry Spirgel
March 10, 2005
Page 2

RESPONSE:         THE CORRECT DATE OF THE STANDBY EQUITY DISTRIBUTION  AGREEMENT
                  IS  JANUARY  20,   2005.   THE  COMPANY  HAS   CORRECTED   ANY
                  TYPOGRAPHICAL  ERRORS IN ITS PROSPECTUS TO REFLECT THE CORRECT
                  DATE OF THE STANDBY EQUITY DISTRIBUTION AGREEMENT.

COMMENT 3.        You   continue   to  refer  to  "selling   stockholders"   and
                  "directors" and "officers" throughout the prospectus. As requested in prior comment 3, since there is only one selling shareholder and since you are the company's only director and officer, please revise your prospectus throughout so that it is cleat that Katalyst Capital Group is the-sole selling shareholder and that there is only one director and officer of the company.

RESPONSE:         THE COMPANY HAS CORRECTED  ITS  DISCLOSURE AS REQUESTED BY THE
                  COMMISSION.

COMMENT 4.        We note your revised disclosure in response to prior comment 4 that E Cubed purchases the products from DocStar to resell them to retail clients. Disclose how your customers use these document imaging products.

RESPONSE:         THE  COMPANY HAS REVISED  ITS  DISCLOSURE  TO PROVIDE  FURTHER
                  INFORMATION ABOUT HOW THE COMPANY'S CUSTOMERS USE THE DOCUMENT
                  IMAGING PRODUCTS THAT THE COMPANY SELLS.


PROSPECTUS SUMMARY GOING; CONCERN

COMMENT 5.        We note from your Standby Equity  Distribution  Agreement that during the commitment period for the equity line the company is prohibited from issuing any common stock at a discount to your market price (Section 2.6 of the Agreement). This would appear to prohibit you from privately placing your common stock for the duration of the Standby Equity Distribution
                  Agreement. If this is the case, prominently disclose that this will severely limit your ability to raise additional fiords in addition to the equity line.

RESPONSE:         THE COMPANY HAS ADDED DISCLOSURE TO ITS REGISTRATION STATEMENT
                  TO REFLECT  THE FACT THAT  CERTAIN  PROVISIONS  OF THE STANDBY
                  EQUITY   DISTRIBUTION   AGREEMENT   WILL  SEVERELY  LIMIT  THE
                  COMPANY'S  ABILITY TO RAISE  ADDITIONAL  FUNDS THROUGH PRIVATE
                  PLACEMENTS FOR THE DURATION OF THE STANDBY EQUITY DISTRIBUTION
                  AGREEMENT.

Mr. Larry Spirgel
March 10, 2005
Page 3

COMMENT 6.        Please refer to prior comment 10. In the third paragraph,  you state that "[t]he table assumes estimated offering expenses of
                  $85,000,  plus a I% retainer....," in your table, you indicate your offering expenses will be $90,500 and in your footnote, you state that your offering expenses will be $85,000 and that this amount includes the 1% retainer. Please revise this section to clearly state the amount of your offering expenses and what is included in that amount. In this regard, if the 1% retainer is included in your offering expenses as stated in footnote 1, it is unclear why your offering expenses do not increase by $20,000 when your gross proceeds increase from $1 million to $3 million and another $20,000 when your gross proceeds increase from $3 million to $5 million- Disclose the specific dollar amount of the retainer under each gross proceeds scenario.

RESPONSE:         THE COMPANY HAS REVISED ITS DISCLOSURE TO INCLUDE THE SPECIFIC
                  DOLLAR AMOUNT OF THE RETAINER IN EACH GROSS PROCEEDS SCENARIO.


MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 21

COMMENT 7.        Please refer to prior  comment 11.  Though we note  additional disclosure in your liquidity  section regarding your plans for profitability, the disclosure is still too vague. In addition, there is a disconnect  between your statement in the beginning of MD&A that you hope to achieve  profitability  by the fourth quarter  of 2007  (some 24 months  away)  and your  statements later in MD&A that you expect  "significant  operating losses"
                  for  the  next 18  months.  It is  unclear  what  the  company
                  believes   will  occur  only  after  18  months   that,   will
                  dramatically reduce operating losses. You must address in greater detail management's expectation of becoming profitable by the fourth quarter of the fiscal year 2007 with clear explanation of why your planned steps will contribute to profitability.

RESPONSE:         THE COMPANY HAS REVISED ITS MDA TO ADDRESS THE INCONSISTENCIES
                  REGARDING ITS PROFITABILITY.

COMMENT 8.        Please see prior comment 13 and file the agreements associated with your credit lines as exhibits. In this regard, your exhibit list indicates that exhibits 10.16 through 10.21 are filed with this amendment, however, we cannot locate these agreements.

RESPONSE:         THE COMPANY HAS  ATTACHED  THE  EXHIBITS AS  REQUESTED  BY THE
                  COMMISSION.

Mr. Larry Spirgel
March 10, 2005
Page 4

COMMENT 9.        Please see prior comment 15 and disclose the specific terms of your agreement with Dell and DocStar. For example, we note your disclosure with regard to your agreement with DocStar that "[t]he agreement dictates what requirements [you] must fulfill, including staff training necessities and authorized sales territories." Rather than merely refer to the agreement, disclose the material terms of this agreement such as that the agreement is non-exclusive, the specific territories where you are able to sell these products, the specific volume purchase requirements you are required to meet, and the fact that the agreement can be terminated without cause by either party at any time.


RESPONSE:         THE COMPANY HAS DISCLOSED THE SPECIFIC TERMS OF ITS AGREEMENTS
                  WITH DELL AND WITH DOCSTAR AS REQUESTED BY THE COMMISSION.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 38

COMMENT 10.       You state in this section that the April 28, 2005  issuance of
                  40,000,000 shares was "for a $300,000 payment of his salary" but as you stated in the executive compensation, this was an amount of stock worth $600,000 as payment for $600,000 of his "accrued compensation" The summary compensation table only discloses Mr. Carnes's 2005 salary as $250,000 which seems inconsistent with (a) the payment of $300,000 for his salary and (b) the payment of $150,000 as a bonus, disclosed elsewhere. In addition, it appears that the $600,000 payment is in excess of the $300,000 salary and $150,000 bonus earned in 2005. It does not appear from your disclosure that any compensation was owed to him from prior years. Please revise to reconcile and clarify your disclosure.

RESPONSE:         THE COMPANY HAS REVISED ITS  DISCLOSURE  TO INDICATE  THAT THE
                  ISSUANCE OF THE 40,000,000  SHARES WAS FOR A $600,000  PAYMENT
                  MADE TO MR. CARNES FOR ACCRUED BONUSES AND NOT FOR MR. CARNES'
                  SALARY.  THE  $600,000  IN  BONUS  COMPENSATION  WAS PART OF A
                  $750,000 BONUS THAT WAS AWARDED TO MR. CARNES ON JUNE 30, 2004
                  THAT REMAINED UNPAID UNTIL THE STOCK WAS ISSUED TO MR. CARNES.


PART II, PAGE II-1

UNDERTAKINGS, PAGE 11-6

COMMENT 11.       In  your  amended  filing,   please  provide  the  undertaking
                  required by Item  512(g)(2)  of  Regulation  S-B. See new Item
                  512(8) of  Regulation  SB,  which were  adopted in  Securities
                  Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.

Mr. Larry Spirgel
March 10, 2005
Page 5

RESPONSE:         THE   UNDERTAKINGS   HAVE  BEEN  UPDATED  IN  ACCORDANCE  WITH
                  512(G)(2) OF THE REGULATION S-B.


SIGNATURES

COMMENT 12.       Please  indicate  in Mr.  Carnes'  title  that he is also  the
                  principal   financial   officer.   Please   see  Form   SB-2's
                  instructions for signatures.

RESPONSE:         MR.  CARNES'  TITLE HAS BEEN  REVISED  TO  REFLECT  THAT HE IS
                  PRINCIPAL FINANCIAL OFFICER.





Sincerely,

/s/ Stephen W. Carnes

Stephen W. Carnes
President